111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com Alan Bickerstaff 512.320.9229 Phone 512.542.5219 Fax abickerstaff@andrewskurth.com

April 16, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington D.C. 20549-4561

RE:	Mavenir Systems, Inc.
Schedule 14D-9 filed April 1, 2015, amended April 10, 2015
File No. 005-87810

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Mavenir Systems, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 14, 2015 (the “Staff Letter”) relating to the above-referenced filing. The Company is concurrently submitting an amendment to its Schedule 14D-9 (“Amendment No. 2”).

In this letter, we have reproduced the comments from the Staff Letter in italicized, bold type and followed each comment with the Company’s response. Except as otherwise specifically indicated, page references correspond to the pages of Amendment No. 2.

Schedule 14D-9

Potential Benefits upon Termination or a Change in Control, page 5

1.	Please revise your disclosure on page 6 to state whether the amendment and restatement of employment agreements with your executive officers were undertaken in response or in connection with the negotiations of the current transaction or an alternative transaction.

Austin Beijing Dallas Dubai Houston London New York Research Triangle Park The Woodlands Washington, DC

Securities and Exchange Commission

Re: Mavenir Systems, Inc.

April 16, 2015

Response: Please see page 1 of Amendment No. 2 for additional disclosure added in response to the Staff’s comment.

2.	Please tell us what consideration you have given to providing a tabular comparison of the terms of the employment agreements before and after their amendment and restatement.

Response: The Company has added the requested tabular comparison on page 2 of Amendment No. 2.

Background of the Offer, page 16

3.	Revise your disclosure to describe the negotiations of the tender and support agreements and the lock-up agreements.

Response: Please see revised disclosure on pages 3, 4 and 5 of Amendment No. 2.

Reasons for the Board Recommendation, page 26

4.	We note that the board considered the fairness opinion provided by Morgan Stanley. We also note that Morgan Stanley’s discounted equity value analysis using the company’s own sets of projections resulted in a range of value substantially in excess of the offer consideration, regardless of the case projections used; Morgan Stanley’s analysis using “Street Case Projections,” which do not benefit from the knowledge of the company’s board and management resulted in a range that did not include the offer consideration. Revise your disclosure to describe specifically how the board considered this information in reaching its recommendation.

Response: Disclosure has been added on page 5 of Amendment No. 2 as a new last sentence of “Item 4. Background and Reasons for the Recommendation — Reasons for the Board’s Recommendation — Merger Consideration.” We also note similar disclosure that is already in the Schedule 14D-9 in “Item 4. Background and Reasons for the Recommendation — Background of the Offer” on pages 18 and 19 in the discussion of the January 5, 2015 Board meeting and in “Item 8. Mavenir Projections — The Mavenir Management Projections” on page 45.

Additional Information Concerning the Projections, page 48

5.	Please revise the last sentence in the fourth paragraph of this section (page 48). You may not disclaim your own disclosure.

Response: The sentence referenced by this comment has been deleted.

Securities and Exchange Commission

Re: Mavenir Systems, Inc.

April 16, 2015

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please refer any questions to the undersigned at (512) 320-9229.

Respectfully submitted,

Andrews Kurth LLP

/s/ Alan Bickerstaff
Alan Bickerstaff